Exhibit 99.3

Q4 2025 Earnings Presentation BW LPG Kristian Sørensen and Samantha Xu 3 March 2026

NOT FOR RELEASE, PUBLICATION, DISTRIBUTION OR FORWARDING, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR IN TO ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL . BY ATTENDING THE MEETING WHERE THIS PRESENTATION IS MADE, OR BY READING THE PRESENTATION SLIDES, YOU ACKNOWLEDGE AND AGREE TO COMPLY WITH THE FOLLOWING RESTRICTIONS . This presentation has been produced by BW LPG Limited (“BW LPG”) exclusively for information purposes . This presentation may not be reproduced or redistributed, in whole or in part, to any other person . Matters discussed in this presentation and any materials distributed in connection with this presentation may constitute or include forward – looking statements . Forward – looking statements are statements that are not historical facts and may be identified by words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “intends”, “may”, “should”, “will” and similar expressions, such as “going forward” . These forward – looking statements reflect BW LPG’s reasonable beliefs, intentions and current expectations concerning, among other things, BW LPG’s results of operations, financial condition, liquidity, prospects, growth and strategies . Forward – looking statements include statements regarding : objectives, goals, strategies, outlook and growth prospects ; future plans, events or performance and potential for future growth ; liquidity, capital resources and capital expenditures ; economic outlook and industry trends ; developments of BW LPG’s markets ; the impact of regulatory initiatives ; and the strength of BW LPG’s competitors . Forward – looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future . The forward – looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from Fourth parties . Although BW LPG believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control . Forward – looking statements are not guarantees of future performance and such risks, uncertainties, contingencies and other important factors could cause the actual results of operations, financial condition and liquidity of BW LPG or the industry to differ materially from those results expressed or implied in this presentation by such forward – looking statements . No representation is made that any of these forward – looking statements or forecasts will come to pass or that any forecast result will be achieved, and you are cautioned not to place any undue influence on any forward – looking statement . Disclaimer and forward - looking statements 2 No representation, warranty or undertaking, express or implied, is made by BW LPG, its affiliates or representatives as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein, for any purpose whatsoever . Neither BW LPG nor any of its affiliates or representatives shall have any responsibility or liability whatsoever (for negligence or otherwise) for any loss whatsoever and howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation . All information in this presentation is subject to updating, revision, verification, correction, completion, amendment and may change materially and without notice . In giving this presentation, none of BW LPG, its affiliates or representatives undertakes any obligation to provide the recipient with access to any additional information or to update this presentation or any information or to correct any inaccuracies in any such information . The information contained in this presentation should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date of the presentation . The contents of this presentation are not to be construed as legal, business, investment or tax advice . Each recipient should consult its own legal, business, investment or tax adviser as to legal, business, investment or tax advice . By attending this presentation, you acknowledge that you will be solely responsible for your own assessment of the market and the market position of BW LPG and that you will conduct your own analysis and be solely responsible for forming your own view on the potential future performance of the business of BW LPG . This presentation must be read in conjunction with the recent financial information and the disclosures therein . A number of measures are used to report the performance of our business, which are non - IFRS measures, such as TCE income – Shipping per available day, TCE income – Shipping per calendar day and Return on capital employed (ROCE) . These measures are defined and reconciliations to the nearest IFRS measure are available in BW LPG’s Q 4 2025 Interim Financial Report and BW LPG’s Registration Statement on Form 20 - F . Neither this presentation nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or purchase whatsoever in any jurisdiction and shall not constitute or form part of an offer to sell or the solicitation of an offer to buy any securities in the United States or in any other jurisdiction . The securities referred to herein may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U . S . Securities Act of 1933 , as amended (the “Securities Act”) . BW LPG does not intend to register any part of any offering in the United States or to conduct a public offering in the United States of the shares to which this presentation relates . In the EEA Member States, with the exception of Norway (each such EEA Member State, a “Relevant State“), this presentation and the information contained herein are intended only for and directed to qualified investors as defined in Article 2 (e) of Regulation (EU) 2017 / 1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) . The securities mentioned in this presentation are not intended to be offered to the public in any Relevant State and are only available to qualified investors except in accordance with exceptions in the Prospectus Regulation . Persons in any Relevant State who are not qualified investors should not take any actions based on this presentation, nor rely on it . In the United Kingdom, this presentation is directed only at, and communicated only to, persons who are qualified investors within the meaning of Article 2 (e) of the Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 who are ( i ) persons who fall within the definition of "investment professional" in Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 , as amended (the “Order”), or (ii) persons who fall within Article 49 (2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise be lawfully communicated (all such persons referred to in ( i ), (ii) and (iii) above together being referred to as “Relevant Persons”) . This presentation must not be acted on or relied on by persons in the United Kingdom who are not Relevant Persons .

Agenda Q4 2025 Q4 2025 highlights and market outlook Market overview Company performance Q&A

Q4 2025 highlights

Q4 performance

- TCE income – Shipping Q4 2025 was US$50,300 per available day and US$48,100 per calendar day, supported by our time charter coverage of 44% of available days at US$48,100 per day
- Q4 2025 profit after tax was US$123 million, and the profit attributable to equity holders of the company was US$104 million representing an earnings per share of US$0.69
- BW Product Services reported a US$27 million gross profit and a profit after tax of US$23 million for this quarter

Q1 2026 guidance

- Fixed 94% of available fleet days at an average rate of ~US$54,000/day

Continued dividend distribution

- The company declared a Q4 cash dividend of US$0.57 per share, equivalent to 100% of Shipping NPAT[1] Q4 2025

Dry dock program increases off-hire days

- In Q4 2025, 157 days were related to vessels being in dry dock
- A total of 193 days are expected to be off-hire due to dry-docking in Q1, with a total of 13 vessels scheduled for dry docking in 2026

Other subsequent events

- Iran-Israel/US war. So far minimal negative financial impact. There are currently three vessels from our Indian flagged fleet in the region, two on time charter and one in dry dock. Initial market reaction is to secure more cargoes from the US with freight rates spiking
- Secured two three-year time charter-out contracts, increasing the 2026 fixed-rate time charter-out coverage to 36% at an average rate of US$43,700 per day

Commercial performance	Financial performance	Return to shareholders
$50,300 TCE income – Shipping per available day	**$123M** Net profit after tax	**26%** ROE (annualised)
$48,100 TCE income – Shipping per calendar day	**$613M** Available liquidity	**100%** Q4 2025 payout ratio Shipping NPAT[1]
94% Fleet utilisation	**$0.69** Earnings per share	**$0.57** Dividend per share[2]
4% Technical offhire	**28.4%** Net leverage ratio	**12.5%** Annualised dividend yield[3]

1. Shipping NPAT is calculated as profit attributable to equity holders of BW LPG Q4 2025: US$104.2 million, less BW LPG's share of BW PS' net profit after tax Q4 2025 of US$18.2 million.
2. For shares registered with Euronext Securities Oslo, dividend per share is NOK 5.4297
3. Based on $18.23/share as of 27 February 2026

BW LPG
4

Agenda Q4 2025 highlights and market outlook Market overview Company performance Q&A Q4 2025

100 120 140 160 180 200 220 240 260 45 50 55 60 65 70 75 80 85 Oct-25 Nov-25 Dec-25 Jan-26 Feb-26 Spot rate Arbitrage VLGC market drivers during Q4 2025 and so far 2026 6 Freight rates supported by high US LPG inventory levels and geopolitical factors • Following several years of growth in LPG production, inventories surpassed 100 mb by the end of 2025 • Ample product availability has put downward pressure on US prices, while prices in the Far East have held up • The Q4 2025 spot market found additional support from the US – China trade truce in October • After the end of the quarter, tensions in the Middle East and US exports being less impacted by winter conditions kept the spot market firm Market fundamentals, geopolitics and seasonal event conducive to elevated spot earnings US propane inventories (year end) Million barrels US – Far East VLGC spot rate ‘000 USD / day US and Far East propane prices USD / ton Sources: EIA, Company filings, EIA, Bloomberg, BW LPG 1) Energy Transfer’s Nederland terminal expansion was commissioned in 3Q25 US – China trade truce US - Iran tensions High LPG inventories, less impact from cold weather 66 81 83 85 100 2021 2022 2023 2024 2025 Nederland terminal 1 increasing loadings 300 400 500 600 Oct-25 Nov-25 Dec-25 Jan-26 Feb-26 "Arb." Far East Mont Belvieu (US) US – Far East arbitrage USD/t US – Far East price arbitrage Iran - Israel/US war

16 16 2 2024 2025 LPG trade flow overview 2025 7 While China taps inventories, India and Southeast Asia have increased imports Note: Imports include million tons of LPG carried on VLGCs only. Imports from regions other than Middle East and North Americ a a re omitted 1) Far East include China, Japan, South Korea and Taiwan Source: Vortexa Far East 1 : - 2% Strong growth in India • China imports of US volumes affected by trade war • This has partly been offset by higher Japan imports • LPG inventories in China are currently low and imports from the US grew m/m in February 2026 Far East imports slightly down in 2025 • Increased retail demand supported by governmental subsidy programs • Imports from the US is boosting ton mile • New infrastructure allows for more efficient distribution deeper in - land More US LPG to Southeast Asia • While China imports of US LPG have been muted in recent months, Southeast Asia has increased imports • A shift toward US LPG imports in Southeast Asia could divert Middle Eastern volumes into other markets      0   0  0LGGOH(DVW 1RUWK$PHULFD India: +10% Southeast Asia: +11% China: - 3% 14 18 17 13 2024 2025 7 5 5 8 2024 2025 15 19 35 31 2024 2025

More growth in the years ahead

New projects in the Middle East and wetter gas in the US to lift LPG exports

Middle East projects coming online


South Pars field
North field
QATAR
Jafurah field
SAUDI ARABIA

Two big projects on the horizon[1]

- Saudi Aramco has started oil production from its first unconventional field; gas output expected at year end
- Qatar's North Field expansion is expected in 4Q 2026

Permian oil now yields more gas


2022
25% NATURAL GAS
0.5 Barrel Natural Gas
25% NGLs
0.5 Barrel NGLs
50% CRUDE
1 Barrel crude
1.0 Barrel Crude
+ 1.0 Barrel NGLs and Natural Gas
2025
28% NATURAL GAS
0.64 Barrel Natural Gas
29% NGLs
0.66 Barrel NGLs
43% CRUDE
1 Barrel crude
1.0 Barrel Crude
+ 1.3 Barrel NGLs and Natural Gas

Gas continues to get wetter

- As new wells are being put into production, these wells are increasingly gaseous
- This gas is also wetter, i.e., has higher NGL content
- More gaseous fields and wetter gas enables LPG output growth to be higher than oil output growth

LPG export forecasts

Mtpa (VLGC only)


CAGR = 6%
CAGR = 9%
57
40
60
39
66
44
70
48
71
51
2024
2025
2026F
2027F
2028F
North America
Middle East

Continued growth from main exporting regions

- North American export growth underpinned by new export infrastructure in the coming years
- Middle East export growth is expected to grow in the high single digits over the coming years, supported by new projects and expansions

Sources: Company filings, EIA, NGLS, Enterprise Product Partners
1) Field locations on map are approximate

BW LPG
8

Panama Canal congestion issues likely to persist 9 Long - haul VLGC voyages are anticipated to increase as multiple segments compete for transit slots • The Panama Canal is operating the Neo - Panamax locks at full capacity • The heavy traffic is sustaining volatility in auction fees for transiting the canal • Not all gas carrier newbuildings are intended solely for incremental US exports, nor will all additional gas volumes be destined for the Far East • Nevertheless, limited capacity in the Neo - Panamax locks will likely divert more VLGCs around Cape of Good Hope Ships lining up to transport increased gas volumes from the US Neo locks at max capacity Transits per day Growth in US gas volumes drives fleet growth Number of newbuildings to be delivered Volatile auction fees (South bound) USDm Sources: Clarksons SIN, BW LPG 0 2 4 6 8 10 Jan-25 Apr-25 Jul-25 Oct-25 Jan-26 Container VLGC LNG Bulk Other Capacity 0.0 0.1 0.2 0.3 0.4 0.5 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Houston 0 10 20 30 40 50 60 1Q26 3Q26 1Q27 3Q27 1Q28 3Q28 1Q29 3Q29 LNG VLEC VLGC VLECs: 53 VLGCs: 105 LNGC s: 288

Current VLGC dual - fuel newbuild price 2 VLGC fleet and newbuildings 10 Limited ordering activity amidst delivery of new VLGCs Quarterly delivery schedule # of VLGCs VLGC fleet age profile and newbuilding market 421 total VLGC fleet 1 ~$112.5M VLGC delivery year for newbuild contracts Total orderbook number 105 VLGC newbuilds ordered in 2026 5 2028 1. Total VLGC fleet on water (not including orderbook) 2. 88 - 91k dual - fuel non - ammonia capacity VLGC, at “first class competitive yard” Sources: BW LPG, Clarksons 8 1 11 4 8 10 9 12 13 10 8 5 1 1 1 4 2 1 2 1 1 1Q26 2Q26 3Q26 4Q26 1Q27 2Q27 3Q27 4Q27 1Q28 2Q28 3Q28 4Q28 Existing Newbuild - Ammonia Newbuild - Non-ammonia 69% 15% 5% 10% 0-15 years 15-20 years 20-25 years 25 years +

Market outlook

Underlying fundamentals remain robust, while geopolitical events increase volatility

LPG export fundamentals are expected to remain sound with support seen from additional export capacity, new gas projects, long haul trade patterns and recurring constraints in the Panama Canal. Sharp increase in freight rates due to Middle East war.

Iran – Israel/US war	• Initial market reaction is to secure US cargoes leading to increased spot rates and longer ton-miles • Strait of Hormuz safety concerns are halting exports from the Middle East. Prolonged conflict will most likely divert more VLGCs to the US Gulf and may impact the US Gulf rates negatively
Market dynamics	• High LPG inventories in the US and stable demand in Asia is keeping the US – Far East arbitrage wide • Volumes shipped long haul lend support to fleet utilization
LPG exports US / Middle East	• Higher NGL content in the Permian basin and new export infrastructure are expected to drive growth in exports • New gas projects in Saudi Arabia and Qatar are expected to support Middle East LPG export growth going forward
Panama v. Cape routing	• The Neo-Panamax locks in the Panama Canal are operating at or near max capacity • Fleet growth in ethane, LPG and LNG segments is likely to increasingly divert VLGCs around Cape of Good Hope
VLGC global fleet	• The current VLGC fleet consists of 421 ships • 8 VLGCs have been delivered this year, with 26 more to be delivered before the end of the year • VLGC orderbook currently consists of 105 ships, with deliveries slowing down in 2028
FFA market	• The Ras Tanura–Chiba FFA market for the balance of 2026 is presently indicating earnings of about US$85,000 per day, though liquidity remains limited

BW LPG
11

Agenda Q4 2025 Q4 2025 highlights and market outlook Market overview Company performance Q&A

13 Achieved 94% utilisation generating TCE income – Shipping of US$50,300 per available day 2025 Q4 performance Guidance Q1 2026 • Fixed 94% of our available fleet days at an average rate of ~US$54,000 per day 4 1. TCE rates per day are inclusive of both commercial waiting and technical offhire days (i.e. 100% of calendar days) 2. TCE rates per day are inclusive of commercial waiting days and exclusive of technical offhire days (i.e. 100% of available days) 3. TCE rates per day are exclusive of both commercial waiting and technical offhire days 4% 96% TCE income by calendar days US$48,100/ day 1 Technical off - hire Available days 44% 54% TCE income by available days US$50,300/ day 2 US$ 52,0 00 2 (incl. waiting time and FFA) Spot US$ 54,2 00 3 (excl. waiting time and FFA) Waiting 2 % Time Charter US$48, 1 00 5 4. Discharge to discharge basis 5. Time charter includes fixed and variable rate FY 2026 Time charter Average day rate Revenue/ (Cost) in US$M % of total Fleet $43,700 $49 7% TC out – Fixed rate $34,500 ($38) 7% TC in $11 Net $43,700 $186 29% Remaining TC out – Fixed rate Shipping – Performance FY 2026 Charter portfolio • 36 % covered by fixed rate TC out at US$ 43,700/ day • 4% covered by FFA hedges at avg. of US$ 47,900/ day

30 12 33 - 18 - 4 53 26 Net assets Q3 2025 Realised positions MTM change in unrealised cargo MTM change in unrealised paper Other expenses Net assets Q4 2025 Unrealised physical shipping Product Services – Performance 14 Strong finish to fiscal year 2025 highlighted by continued positive realised results 1. Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivativ e g ains and losses, and other trading attributable costs, including depreciation from Product Services’ lease - in vessels Q4 2025 performance Book equity US$M Net asset value end of Q4 Net profit Average VAR Gross profit 1 BW LPG VLGC cargoes lifted by BW PS Net Profit: $2 3 m

Financial highlights

Low leverage, strong liquidity, ready for growth opportunities

Key financials Q4 2025

US$ million

Income statement

Profit after tax	$123
Profit to equity holders	$104
Earnings per share[1]	$0.69
Dividends per share[2]	$0.57

Balance sheet

Total assets	$3,155
Total liabilities	$1,229
Total shareholders' equity	$1,926

Shipping per day statistics

US$/day

FY 2025 Daily TCE Income	$43,200
FY 2025 Daily OPEX	$8,800
FY 2026 Operating cash breakeven[8]	
Owned	$18,500
Total fleet	$20,200
FY 2026 All-in cash breakeven[9]	$23,400

Financial ratios Q4 2025

Earnings Yield[3] (annualised)	21%
Dividend Yield[4] (annualised)	12.5%
ROE[5] (annualised)	26%
ROCE[6] (annualised)	19%
Net leverage ratio[7]	28.4%

Dividends per share

US$



0.15
1.91
1.46
0.09
0.85
0.84
0.56
1.28
3.46
2.42
1.47
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025

1. EPS (earnings per share) is computed based on the weighted average number of shares outstanding less treasury shares during the period
2. For shares registered with Euronext Securities Oslo, dividend per share is NOK 5.4297
3. Earnings yield: EPS divided by the share price at the end of the period in USD terms
4. Dividend yield: Based on $18.23/share as of 27 February 2026
5. ROE (return on equity): with respect to a particular financial period, the ratio of the profit after tax to the average of the shareholders' equity, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
6. ROCE (return on capital employed): with respect to a particular financial period, the ratio of the operating profit to capital employed defined as the average of the total shareholders' equity, total borrowings and lease liabilities, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
7. Net leverage ratio: The sum of total borrowings and lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of the total borrowings, total lease liabilities, and shareholders' equity minus cash and cash equivalents as set out in the consolidated statement of cashflows
8. Operating cash breakeven: Total expected cash costs (excluding capex) divided by available days, owned fleet or total fleet
9. All-in cash breakeven: Operating cash breakeven including capex (maintenance and drydock)

BW LPG 15

109 70 70 70 527 0 100 200 300 400 500 600 700 800 900 1,000 2026 2027 2028 2029 2030 onwards US$ million $796M Trade Finance Facilities - o/s $40M Revolving Credit Facilities (RCF) - o/s $180M $215M Term Loan - o/s $208M $380M Term Loan - o/s $236M JOLCO - o/s $60M Sale & Leaseback - o/s $122M Total Available Liquidity 613 Undrawn RCF 387 Cash ¹ 226 Financing structure and repayment profile Ample liquidity of $613M with long - dated repayment profile 1. Cash presented excludes $16M held in broker margin accounts 2. Excludes other lease liabilities, capitalised fees, and interest payable, as of 31 December 2025 Liquidity profile (US$M) As of 31 December 2025 Repayment profile Ship financing 2 structure Trade financing structure 16 SLB (o/s $122M) $215M Term Loan (o/s $208M) $380M Term Loan (o/s $236M) JOLCO (o/s $60M) $567M Revolving Credit Facilities (RCF) Drawn RCF (o/s $180M) Letter of credit $142M Drawndown $40M $796M Trade Finance Facilities

Agenda Q4 2025 Q4 2025 highlights and market outlook Market overview Company performance Q&A

Q&A Kristian Sørensen CEO Samantha Xu CFO

Thank you Investor Relations investor.relations@bwlpg.com Ticker Oslo Stock Exchange “ BWLPG” New York Stock Exchange “ BWLP ” LinkedIn linkedin.com/company/ bwlpg Website https://investor.bwlpg.com Telephone +65 6705 5588 Address 10 Pasir Panjang Road Mapletree Business City #17 - 02 Singapore 117438

Appendix Q4 2025

50 VLGCs, 3 LGCs and 1 MGC owned and operated by BW LPG

As of 17 February 2026

28 BW LPG
100% ownership

Name	Year	Shipyard
BW Avior	2023	DSME
BW Rigel	2023	DSME
BW Yushi	2020	Mitsubishi H.I.
BW Kizoku	2019	Mitsubishi H.I.
BW Messina	2017	DSME
BW Mindoro	2017	DSME
BW Malacca	2016	DSME
BW Magellan	2016	DSME
BW Frigg	2016	Hyundai H.I.
BW Freyja	2016	Hyundai H.I.
BW Volans	2016	Hyundai H.I.
BW Brage	2016	Hyundai H.I.
BW Tucana	2016	Hyundai H.I.
BW Var	2016	Hyundai H.I.
BW Njord	2016	Hyundai H.I.
BW Balder	2016	Hyundai H.I.
BW Orion	2015	Hyundai H.I.
BW Libra	2015	Hyundai H.I.
BW Leo	2015	Hyundai H.I.
BW Gemini	2015	Hyundai H.I.
BW Carina	2015	Hyundai H.I.
BW Levant	2015	Jiangnan
BW Breeze	2015	Jiangnan
BW Sirocoo	2015	Jiangnan
BW Passat	2015	Jiangnan
BW Mistral	2015	Jiangnan
BW Monsoon	2015	Jiangnan
BW Aries	2014	Hyundai H.I.

7 BW LPG
Time charter/bareboat in

Name	Year	Shipyard
BW Capella [3]	2022	DSME
BW Polaris [3]	2022	DSME
BW Kyoto [3]	2010	Mitsubishi H.I.
Oriental King	2017	Hyundai H.I.
Doraji Gas[6]	2017	Mitsubishi H.I.
Berge Nantong	2006	Hyundai H.I.
Berge Ningbo	2006	Hyundai H.I.

8 BW LPG India
52% ownership

Name	Year	Shipyard
BW Chinook	2015	Jiangnan
BW Pampero	2015	Jiangnan
BW Pine	2011	Kawasaki S.C.
BW Loyalty	2008	Hyundai H.I.
BW Tyr	2008	Hyundai H.I.
BW Oak	2008	Hyundai H.I.
BW Elm	2007	Hyundai H.I.
BW Birch	2007	Hyundai H.I.

11 Pool/Product Services operated

Name	Year	Shipyard	Beneficiary
Gas Jupiter [5]	2023	Jiangnan	Sinogas Maritime
Kaede [5]	2023	Hyundai H.I.	Product Services
Gas Venus [5]	2021	Jiangnan	Sinogas Maritime
Gas Gabriela [4]	2021	Hyundai H.I.	Product Services
Clipper Wilma [4]	2019	Hyundai H.I.	Product Services
Vega Sea [4]	2017	Hyundai H.I.	Product Services
Vega Star [4]	2017	Hyundai H.I.	Product Services
Oceanic Moon [2]	2011	Hyundai H.I.	Product Services
Tokyo [1]	2009	Hyundai H.I.	Product Services
Denver [1]	2009	Hyundai H.I.	Product Services
Helsinki [1]	2009	Hyundai H.I.	Product Services


22
POWERED BY LPG

Vessels with dual-fuel propulsion technology


13

Vessels retrofitted with scrubber technology


19

Vessels on compliant fuels

1. LGC (Large Gas Carrier)
2. MGC (Medium Gas Carrier)
3. Bareboat charter
4. Panamax
5. Pool operated
6. To be redelivered end of Q1

BW LPG 21

$11 $9 $9 $9 $1 8% 7% 7% 7% 1Q 26 2Q 26 3Q 26 4Q 26 1Q 27 2Q 27 3Q 27 4Q 27 Avg. TC out rate Avg. TC in rate FY 2026 Time charter Average day rate Revenue/ (Cost) in $M % of total Fleet $43,700 $49 7% TC out - Fixed rate $34,500 ($38) 7% TC in $11 Net $43,700 $186 29% Remaining TC out - Fixed rate VLGC charter portfolio overview 22 Fixed rate time charter out coverage for 2026 at 36% with an average rate of $43,700 per day Time charter - out – Fixed rate US$ thousands/day 1. % of fleet ratio is basis: TC out is based on total available days and TC in is based on total calendar days 2. Majority of the TC in contracts will end in 2026 with the last TC in contract expiring in end - Jan 2027 Time charter - in 2026 time charter position Revenue in USD millions % of total available days of the whole fleet Quarterly Cost in USD millions % of total available days of the whole fleet Quarterly Yearly Yearly Yearly Quarterly 2 Time charter - out % TC days - Fixed rate 1 $235 $145 36% 24% 2026 2027 $38 $1 7% 2026 2027 $68 $63 $55 $49 $39 $35 $35 $35 42% 38% 33% 30% 27% 23% 23% 23% 1Q 26 2Q 26 3Q 26 4Q 26 1Q 27 2Q 27 3Q 27 4Q 27 $44.2 $44.1 $43.4 $43.2 $42.7 $43.1 $43.1 $43.0 $39.3 $32.2 $32.9 $33.5 1Q 26 2Q 26 3Q 26 4Q 26 1Q 27 2Q 27 3Q 27 4Q 27 $43.7 $43.0 $34.5 2026 2027

Shipping segment charter portfolio 2026-2027

Fixed rate time charter out contract coverage stands at 36% for 2026 (as of 18 Feb 2026)

	Q1 2026E	Q2 2026E	Q3 2026E	Q4 2026E	2026E	2027E
Owned days	3,510	3,549	3,588	3,588	14,235	14,235
Time charter in days	287	273	276	276	1,112	34
Total calendar days	**3,797**	**3,822**	**3,864**	**3,864**	**15,347**	**14,269**
Offhire*	213	81	88	69	451	222
Total available days (Net of offhire)	**3,584**	**3,741**	**3,776**	**3,795**	**14,896**	**14,047**
Spot days (Net of offhire)	1,639	1,869	2,079	2,199	7,786	10,228
Time charter out days (Net of offhire) - Fixed rate	1,498	1,420	1,260	1,139	5,317	3,374
Time charter out days (Net of offhire) - Variable rate	447	452	437	457	1,793	445
% Spot days	46%	50%	55%	58%	52%	73%
% TC days - Fixed rate	42%	38%	33%	30%	36%	24%
% TC days - Variable rate	12%	12%	12%	12%	12%	3%

TCE rates

Spot	-	-	-	-	-	-
Time charter out – Fixed rate	$44,200	$44,100	$43,400	$43,200	$43,700	$43,000
VLGC TCE rate (Net of offhire)	-	-	-	-	-	-

BW LPG India Charter Portfolio is a subset of the Shipping Segment Charter Portfolio
Pool revenue distributed to participants and the associated days are excluded from the presentation
*In years when a vessel does not have planned dry docking, an offhire of 3 days per vessel per year is assumed

BW LPG 23

2027E 2026E Q4 2026E Q3 2026E Q2 2026E Q1 2026E 2,920 2,920 736 736 728 720 Owned days - - - - - - Time charter in days 2,920 2,920 736 736 728 720 Total calendar days 56 77 5 4 40 28 Offhire * 2,864 2,843 731 732 688 692 Total available days (Net of offhire ) 2,502 1,411 483 403 303 222 Spot days (Net of offhire ) 362 1,432 248 329 385 470 Time charter out days (Net of offhire ) 87% 50% 66% 55% 44% 32% % Spot days 13% 50% 34% 45% 56% 68% % TC days TCE rates - - - - - - Spot $43,100 $45,100 $44,200 $44,900 $45,700 $45,700 Time charter out - - - - - - VLGC TCE rate (Net of offhire ) BW LPG India charter portfolio 2026 - 2027 24 Time charter out contract coverage stands at 50% for 2026 (as of 18 Feb 2025) * Offhire is assumed to be 3 days per year per vessel, distributed equally per quarter, during the years the vessel does not have plann ed dry dockings

0.82 0.64 0.62 0.72 0.98 0.95 1.05 0.89 1.00 1.10 1.08 1.19 0.66 0.48 0.31 0.30 0.56 0.54 0.66 0.51 0.62 0.73 0.72 0.71 jan.25 feb.25 mar.25 apr.25 may.25 jun.25 jul.25 aug.25 sep.25 oct.25 nov.25 dec.25 Fleet safety statistics 25 Safety and Zero Harm onboard remain our key focus Total Recordable Case Frequency (TRCF): Work - related fatalities and injuries per one million hours worked Lost Time Injury Frequency (LTIF): Work - related fatalities and injuries per one million hours worked that leads to lost work time TRCF 12 Month Rolling Average ( MRA ) LTIF 12 Month Rolling Average (MRA) As of 31 December 2025